                                   File No. 70-8743

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                              to the

                SECURITIES AND EXCHANGE COMMISSION

                                by

          YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)


  It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 28, 1995 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

  During the quarter ended December 31, 1997, Yankee Atomic made no new money borrowings and had no short-term debt outstanding.

  The required "Past Tense" Opinion of Counsel is filed herewith.

                            SIGNATURE

  Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         YANKEE ATOMIC ELECTRIC COMPANY

                          s/Thomas Bennett, Jr.


                         Thomas Bennet, Jr.
                         Vice President and Treasurer


Date: February 17, 1998